

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

June 7, 2007

<u>Via Mail and Fax</u>

Gary C. Kelly
Chief Executive Officer
Southwest Airlines Co.
P.O. Box 36611
Dallas, TX 75235-1611

> **RE: Southwest Airlines Co.**
> **Form 10-K: For the Year Ended December 31, 2006**
> **File Number: 001-07259**

Dear Mr. Kelly:

We have reviewed the above referenced filing and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis …, page 16
Results of Operations, page 18

1. We note your discussion of operating expenses on a cost per available seat mile basis
    and we understand its importance to the users of your financial statements. It appears
    that certain of your costs may not be driven solely by changes in available seat miles
    and, in such cases, supplemental discussion and analysis of changes in absolute terms
    would also be useful. For example, please quantify the increase in wages in absolute
    dollars and quantify the amount related to the 2.9 percent increase in headcount. As
    another example, please quantify the increase in credit card processing fees and
    quantify and discuss any other significant factors that led to the 16 percent increase in
    other operating expenses in absolute dollars. Please revise as appropriate.

Critical Accounting Policies and Estimates, page 24
Financial Derivative Instruments, page 26

2. Refer to the second paragraph on page 26 under this heading. With regard to the
    approximately $675 million in fuel derivative instruments that expired in 2006, please
    tell us how you realized economic value upon their expiration and quantify the value
    realized. Also tell us how you accounted for these expired derivatives.

3. Refer to the fourth paragraph on page 26 under this heading. Please disclose the
    specific items for which estimates have differed materially from actual results, and
    how these differences affected the hedging relationships, related accounting and your
    financial results. For example, relate how such differences bear on the determination
    of your estimate of forward jet fuel prices and fair values of related fuel derivative
    instruments, measuring the effectiveness of hedging instruments and determining
    hedges that are discontinued and thereby not eligible for hedge accounting. Further,
    relate how such differences impact the historic and prospective correlation between
    your estimates of forward jet fuel prices and commodity future prices such that
    commodity future prices continue to qualify as relevant hedging relationships upon
    which to assess effectiveness of your fuel derivatives. Provide us with a copy of your
    intended revised disclosure.

4. Refer to the first full paragraph on page 27. In view of the volatility in markets for
    crude oil and related products and your inability to predict the amount of
    ineffectiveness each period for fuel derivatives, please clarify for us and in your
    disclosure why such derivatives qualify for hedge accounting. In other words,
    explain to us and in your disclosure the basis for your expectation that the hedging
    relationship will continue to be highly effective in achieving offsetting cash flows in
    light of the recent associated volatility. In particular, explain to us and in your
    disclosure why use of derivatives associated with specific refined products, such as
    unleaded gasoline, continue to be qualified hedging relationships for you (as indicated

in the third paragraph on page 26 under "Financial Derivative Instruments") when you disclosed in this paragraph that there has been a recent increase in the number of instances in which hedge accounting has been discontinued in regard to unleaded gasoline hedges.

5. Refer to the third full paragraph on page 27. Please tell us and disclose how the revised methodology in forecasting future cash flows is expected to result in more effective hedges, what brought about this change in methodology, and how adjustments for certain items made in the equation (for example, transportation costs) are relevant in assessing the effectiveness of the hedging relationship. Further, explain to us and disclose the accounting treatment (and related amounts) applied to all fuel derivative instruments affected by the revised methodology upon adoption of the revised methodology. Paragraph 62 of FAS 133 specifies that when an improved methodology is applied prospectively, the existing hedging relationship must be discontinued and the relationship designated anew using the improved method. Also refer to paragraphs 30.b and 31 to 33 of FAS 133 for further guidance.

Item 8. Financial Statements and Supplementary Data, page 32
Consolidated Balance Sheet, page 32

6. Please disclose the amount of the allowance for doubtful accounts associated with accounts and other receivables, and to the extent material, include "Schedule II" in regard to such allowance pursuant to Rule 5-04(c) of Regulation S-X.

Notes to Consolidated Financial Statements, page 36

Note 1. Summary of Significant Accounting Policies, page 36
Frequent Flyer Program, page 37

7. Please tell us and disclose whether you accrue for the incremental cost of free travel awards as the awards are being earned or after the awards are fully earned. In addition, as awards are no longer restricted by "black out" dates, tell us your consideration of deferring revenue associated with the future benefit of the award rather than accruing the associated incremental cost.

8. With respect to the sale of frequent flyer miles, please tell us and disclose the portion of those funds that are deferred and recognized as passenger revenue and the portion that are not associated with future travel and how you determine such portions. Please clarify for us and in your disclosure what the portion not associated with future travel is associated with, in what period you earn this portion, what specifically you do to earn it, and when the earnings process is complete. Please also explain to us your basis under GAAP for not associating the full amount of sold miles with future travel.

Financial Derivative Instruments, page 38

9. Please revise to disclose the income statement classification of the various results of your hedging activities (for example, effectiveness classified as an offset to fuel and oil expense, ineffectiveness classified as other expense (income), etc.).

Note 10. Derivative and Financial Instruments, page 44
Fuel Contracts, page 44

10. Please tell us and disclose how you classify the cash flows associated with purchasing and selling derivative positions.

11. Please clarify for us and in your disclosure the accounting applied to amounts in accumulated other comprehensive income in regard to hedges for which hedge accounting has been discontinued. Refer to paragraphs 32 and 33 of FAS 133.

12. Pursuant to paragraph 45.b(4) of FAS 133, please tell us and disclose the amount of gains and losses reclassified into earnings as a result of the discontinuance of cash flow hedges because it is probable that the original forecasted transactions will not occur by the end of the originally specified time period or within the additional time period discussed in paragraph 33 of FAS 133.

13. Please consider including a table in this footnote to more clearly present the components of fuel and oil expense (for example, fuel and oil expense, net gains/losses from effective hedges, etc.) and of the derivative-related components of other expense (income) (for example, net gains/losses from ineffective derivatives, premiums for contracts, etc.). We believe inclusion of such a table would greatly improve the clarity of the impact of such items on your financial statements.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 or Lyn Shenk at 202-551-3380 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief

cc: Laura H. Wright, Senior Vice President and Chief Financial Officer